SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Aviva to Transform European Business

22 October 2009

AVIVA TO TRANSFORM EUROPEAN BUSINESS

Strong presence in a major market
  Aviva has significant market share in Europe,
  operating in15
  European countries,
  covering 80% of
  the
  region's GDP and new business premiums
  Largest bancassurer and major retail
  [1]
   franchise
  Contributed 50% of Aviva's
  long term savings
  sales and
  44%
  of IFRS operating profits (H1 2009)

Europe an market offers significant growth potential	Region's personal financial assets stand at €40 trillion Favourable demographic trends among 800m population €4 trillion of insurance premiums in next five years

Clear strategy to exploit opportunities in Europe
  Integrating operations of 12 separate businesses across
  Europe
  through "quantum leap" transformation plan
  Creating pan-European distribution
  and simplifying
   products
  Plans to establish a single
  European
  holding company and
  simplified
   structure

Aviva Europe expects to contribute fully to group's "One Aviva, twice the value" target
  Already delivering
  financial benefits:
  underlying margin
  has grown from 3.7% to 3.8% (H1 2008 to H1 2009) despite the challenging economic environment
  Aviva Europe expects to contribute
  fully
  to Aviva's group target to double IFRS total return EPS by 2012

Aviva plc ("Aviva") announces plans today for its European business (excluding the
UK
) to capitalise on the significant growth opportunities in the region. It is also announcing the integration of its businesses across
Europe*.
Andrew Moss, Aviva's group chief executive, and Andrea Moneta, chief executive, Europe, will present plans to analysts and investors later today at a briefing hosted at Aviva's corporate headquarters in
London
.

Aviva's European business is a major contributor to the group's financial performance. In the first half of 2009 Aviva's European business, including Delta Lloyd, contributed 50%
of Aviva's long term savings sales and 44% of
IFRS operating profits.

Aviva
has a clear
 two part
 strategy to exploit the considerable opportunities in
Europe.
Firstly,
 Aviva and Delta Lloyd announced on 19
th
 October 2009 that they have launched the Initial Public Offering of Delta Lloyd. This will enable Aviva to enhance the value and liquidity of its retained majority stake in Delta Lloyd.

Secondly, Aviva
has established a new pan-European management team and has started to integrate
 the operations of its 12 separate businesses across
Europe*
through a "Quantum Leap" transformation plan
. Aviva will centralise its operations allowing it to
build a pan-European approach to distribution, simplify its product range and shorten the time to launch new products to customers. By moving to a pan-European operating model
Aviva
will
make significant efficiency gains and build competitive advantage in the region.

As part of the transformation of its European business*

Aviva
has
 established
 a
single holding company
 for its European operations in
Ireland.

It
will convert
a number
of
existing subsidiary businesses in the region to branch status, where it is appropriate to do so,
 and subject to regulatory approval. This
will
deliver economic, operational and regulatory benefits to Aviva, especially with the anticipated introduction of Solvency II.

Europe
 offers significant growth opportunities for Aviva in both under-penetrated Western markets and developing markets in
Eastern Europe
. The region is one of the biggest and most attractive insurance markets in the world combining
:

  a significant pool of assets (Europe
  , excluding the
  UK,
  has
   personal financial assets
   of €40 trillion
   and

  life and pensions assets
   of €4
   trillion
  );
  substantial demand for insurance products (Aviva estimates life and pensions and general insurance premiums in the next five years will total €4
   trillion);
  attractive demographics
  among
  Europe's 800 million strong population
  and
  ;
  a highly fragmented
   market in which
  the top 10 insurers by market share represent
  only 37
  %
   of the total market.

At the presentation
Andrea Moneta will set out how
Aviva is uniquely positioned to take advantage of the considerable potential in the European insurance market.

Aviva
 Europe*
has a
significant market share
 in
most
of the
12
 markets it operates in

and has a diverse product mix
across
long term savings
 and general insurance.
Aviva also
operates through a variety of distribution channels: it is
Europe's largest bancassurer with 46 banking relationships across the region and has a significant retail franchise with 9 million retail
1

customers
 and
18,000 financial advisors
 (of which 10,000 are in Aviva's own network)
.

Aviva's
 Europe
an business
 is a major contributor to the group's financial performance and plans to transform the business are already delivering financial benefits.
On an underlying constant currency basis, Aviva's cost base across
Europe* has reduced from €606 million (H1 2008) to €578 million (H1 2009) and its underlying
margin has grown from 3.7% to 3.8% (H1 2008 to H1 2009) despite the challenging economic environment. As a result of the plans announced today and the progress already made,

the
Aviva
 Europe business* expects to contribute fully to Aviva's target to double IFRS total return earnings per share by 2012
.

Andrea Moneta, chief executive,

Europe, commented:

"
Aviva is taking a
quantum
 leap in
Europe
 with
 one way of operating across
the region.

This
 will
 improve the quality of our products,
drive
 efficiency
and create significant
 value for Aviva's customers and shareholders."

- ends -

*excluding Delta Lloyd

1
Retail refers to the sale of insurance products outside of the bancassurance channel through
a
direct sales force, IFAs, brokers or internet
sales.

Enquiries:

Media
Andrew Reid, head of group media relations

                            +44 (0)20 7662 3131
Vanessa Rhodes,
senior
group media relations manager
          +44 (0)20 7662 2482
James Murgatroyd/
Matthew
Newton
, Finsbury

+44 (0)20

7251 3801

Analysts
Charles Barrows, investor relations director

+44 (0)20 7662 8115
Susie Yeoh, investor relations manager

                                    +44 (0)20 7662 2117

Notes to editors

  The event will be
  recorded
  and the presentations will be available for download from the company's website www.aviva.com after the event.

  Photos of Andrea Moneta and Andrew Moss are available from our online image library at
  www.aviva.com/media

  Aviva is the world's fifth largest**
   insurance group, serving 50 million customers across Europe,
  North America
   and Asia Pacific.

  Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

  We are the largest insurance services provider in the
  UK
   and one of the leading providers of life and pension products in
  Europe.

  Aviva's European operations,
  excluding Delta Lloyd, comprise
   the markets of
  France,
  Ireland,
  Spain,
  Italy,
  Poland,
  Turkey,
  Romania,
  Czech
  Republic,
  Hungary,
  Russia,

  Lithuania
   and
  Slovakia
  .

  Aviva has a primary listing on the London Stock Exchange and is also listed on the New York Stock Exchange through an American Depositary Receipt programme.

  The Aviva media centre at
  www.aviva.com/media
   includes images, company and product information and a news release archive.

  For broadcast-standard video, please visit
  www.thenewsmarket.com/aviva
  .

**
based on gross worldw
ide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 October 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary